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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  1 )*
                                              ---


                               Office Depot, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    6762201
             -------------------------------------------------------
                                 (CUSIP Number)


Peter M. Schwarzenbach, Vice President, General Counsel, Staples, Inc.
One Research Drive, Westboro, Massachusetts 01581  (508) 370-8500
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                           ---------------------------
|CUSIP NO.  67622010    |       Schedule 13D       |   Page  1  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  Staples, Inc.                                                      |
|        |  04-2896127                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]  |
|        |  PURSUANT TO ITEMS 2(d) or 2(e)                                     |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 100                                      |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 0                                        |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 100                                      |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 0                                        |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 100                                                                 |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]  |
|        | SHARES*                                                             |
|        | N/A                                                                 |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 0%                                                                  |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

The class of equity securities to which this Amendment to Statement on Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Office Depot, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2200 Old Germantown Road, in Delray Beach, Florida 33445.

Item 2.  Identity and Background

         This Amendment is being filed by Staples, Inc., a Delaware corporation ("Staples"). Staples has its principal office at One Research Drive, Westboro, Massachusetts 01581.

         The information required to be disclosed by Item 1 of Schedule 13D was previously disclosed in Item 1 of Staples' Statement on Schedule 13D relating to shares of Common Stock of the Issuer filed with the Securities and Exchange Commission on September 13, 1996 (the "Original Schedule 13D").

Item 3.  Source and Amount of Funds or Other Consideration

         This Amendment relates to the termination of an option (the "Stock Option") that had been granted to Staples by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 to the Original Schedule 13D. On July 2, 1997, Staples and the Issuer voluntarily terminated the Stock Option. No monetary consideration was paid by Staples to the Issuer for the Stock Option nor was any monetary consideration paid by either Staples or the Issuer in connection with the termination of the Stock Option.

Item 4.  Purpose of Transaction.

         As stated above, Staples and the Issuer voluntarily terminated the Stock Option on July 2, 1997.

         Staples has no plans or proposals which relate to, or may result in, any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Staples reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         After giving effect to the termination of the Stock Option, Staples owns 100 shares of Common Stock of the Issuer. In addition, certain of Staples' directors, executive officers and their respective affiliates beneficially own an aggregate of 47,323 shares of Common Stock of the Issuer as more fully described in Item 5 of the Original Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None of the persons named in Item 2 of the Original Schedule 13D has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 2, 1997                             STAPLES, INC.


                                         By:  /s/ Peter M. Schwarzenbach
                                              ---------------------------------
                                                  Peter M. Schwarzenbach,
                                                  Vice President,
                                                  General Counsel and Secretary